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                    UNITED STATES             |       OMB APPROVAL        |
          SECURITIES AND EXCHANGE COMMISSION  |___________________________|
                Washington, D.C. 20549        |OMB Number:       3235-0167|
                                              |Expires: September 30, 1998|
                                              |Estimated average burden   |
                       FORM 15                |hours per response ... 1.50|
                                              |___________________________|

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
   SECTION 12(g)OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
   SECURITIES EXCHANGE ACT OF 1934.

                                             Commission File Number 033-17921

                        Air & Water Technologies Corporation
  _______________________________________________________________________
          (Exact name of registrant as specified in its charter)

      U.S. Highway 22 West and Station Road, Branchburg, N.J. 08876;
                               (908) 685-4600
  _______________________________________________________________________
  (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                   8% Convertible Subordinated Debentures due 2015
  _______________________________________________________________________
         (Title of each class of securities covered by this Form)

                            $.001 Par Value Common Stock
  ______________________________________________________________________
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    (x)           Rule 12h-3(b)(1)(i)    (x)
     Rule 12g-4(a)(1)(ii)   ( )           Rule 12h-3(b)(1)(ii)   ( )
     Rule 12g-4(a)(2)(i)    ( )           Rule 12h-3(b)(2)(i)    ( )
     Rule 12g-4(a)(2)(ii)   ( )           Rule 12h-3(b)(2)(ii)   ( )
                                          Rule 15d-6             ( )

      Approximate number of holders of record as of the certification or
notice date:    ninety-four
             __________________________________________________________

      Pursuant to the requirements of the Securities Exchange Act of 1934 Air & Water Technologies Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  October 7, 1997            By:  /s/ Douglas A. Satzger
                                      _______________________________
                                      Douglas A. Satzger
                                      Senior Vice President




Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.